# Annual Report

## Cover Page

Name of issuer:

Creator Films Inc

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 11/21/2019

Physical address of issuer:

30141 Antelope Rd Suite D #678
Menifee CA 92584

Website of issuer:

http://creatorfilms.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

| | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $141,490.00 | $0.00 |
| Cash & Cash Equivalents: | $5,984.00 | $0.00 |
| Accounts Receivable: | $0.00 | $0.00 |
| Short-term Debt: | $17,573.00 | $0.00 |
| Long-term Debt: | $136,000.00 | $600.00 |
| Revenues/Sales: | $6,245.00 | $0.00 |
| Cost of Goods Sold: | $0.00 | $0.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | ($12,206.00) | ($600.00) |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

## Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

**THE COMPANY**

1. Name of issuer:

Creator Films Inc

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

&lt;p&gt;Delayed filing.&lt;/p&gt;

## DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| Cynthia Mitchell | CEO | Creator Films | 2021 |
| Vicky Dawson | Actress | Self Employed | 2021 |
| Brad Pettijohn | Entrepreneur | Self Employed | 2020 |
| Tim "Doc" Marranville | General Manager / Station Director | KGGN 102.5 The Vine | 2020 |
| Mark Daniels | President / CEO | Dacon Systems | 2020 |
| Cynthia Monroe | Arts Director | CAT Corona | 2020 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| Cynthia Mitchell | CEO | 2021 |
| David D. Dietrich | President | 2019 |
| David D. Dietrich | CCO | 2019 |
| Michael Klein | Secretary | 2020 |
| Michael Klein | Treasurer | 2020 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.*

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| David D. Dietrich | 55000.0 Common Stock | 55.0 |
| Michael Klein | 22500.0 Common Stock | 22.5 |
| Cynthia Monroe | 22500.0 Common Stock | 22.5 |

*INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.*

## RISK FACTORS

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Entertainment and media are consumer-driven businesses that require a large amount of marketing. The company will be dependent on future raises of capital needed to both produce films and market them. If future fundraising is not successful growth will be slower and it could keep the company from achieving profitability.

Film and Television distribution is an established industry with a great deal of infrastructure in place. Much of our infrastructure will need to be built through partnerships with existing entertainment companies. Success will be dependent on continuing to build those relationships.

Community involvement is critical to the success of our business model. As investors and followers join our community we must keep their interest and enthusiasm If followers are not excited about our direction this will increase marketing costs and lower overall revenues.

The world wide effects of the Covid 19 Pandemic are yet to be realized and could drastically change economies and film markets. The uncertainty that this presents could cause unforeseen trends that would make it difficult to compete for attention of viewers and marketshare.

Media distribution is a very competitive industry. We will need to choose projects that separate us from the pack and grab the consumers attention. If our projects do not expand past our niche of the Church it will be difficult to grow the company.

Faith based organizations have been targeted by lawsuits in the past based on their convictions. Though we do not have any intentions of being controversial in this manner there are risks when dealing with issues of faith that someone could bring a lawsuit against a project, contractor, employee, or other associated entity that could bring legal action against us creating additional expenses that would drain revenues and focus on production of projects.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

David D. Dietrich is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Michael Klein is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

# Ownership and Capital Structure

### DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Common Stock | 10,000,000 | 100,000 | Yes ∨ |
| Preferred Stock | 50,000,000 | 182,457 | No ∨ |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | |
| Options: | |

24. Describe the material terms of any indebtedness of the issuer:

None.

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| | | No exempt offerings. | | |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis

of voting power;

3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;

4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

| | |
|---|---|
| **Name** | Deo Volente Media LLC |
| **Amount Invested** | $600.00 |
| **Transaction type** | Other |
| **Issue date** | 11/12/19 |
| **Relationship** | Common Management |

*Non-interest bearing note payable for current operational costs. No scheduled future maturity.*

| | |
|---|---|
| **Name** | Deo Volente Media, LLC |
| **Amount Invested** | $5,000.00 |
| **Transaction type** | Loan |
| **Issue date** | 01/01/20 |
| **Outstanding principal plus interest** | $0.00 as of 04/17/20 |
| **Interest rate** | 0.0% per annum |
| **Outstanding** | Yes |
| **Current with payments** | Yes |
| **Relationship** | Common Management |

*The Company issued a promissory note in the amount of $5,000 to a related party ("Deo Volente Media, LLC"). The Note does not accrue interest and is payable at a future date to be determined by management. The company will use the funding from the note to cover current operational costs.*

| | |
|---|---|
| **Name** | False Hopes the Movie, LLC |
| **Amount Invested** | $0.00 |
| **Transaction type** | Other |
| **Issue date** | 03/01/20 |
| **Relationship** | Acquisition |

*Creator Films has negotiated to acquire "False Hopes the Movie" (a general partnership) in exchange for 123K shares of Common Stock to be distributed among the partners (and a share of revenue to be capped out at $150,000). Creator films has acquired all rights to "False Hopes" (a romantic comedy produced by the company) and assumed $10,000 in accounts payable. The debt has no interest or repayment timetables but will be paid when Creator Films is profitable.*

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

### Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

## Overview

We produce faith-infused movies, TV shows, and media.

As an audience owned, faith based movie studio, we hope to be part of the new standard in faith based film production --meeting the demands for faith based entertainment by those in the church; and bridging the gap to those who desire high quality family friendly programming outside the church.

## Milestones

Creator Films Inc was incorporated in the State of Delaware in November 2019.

Since then, we have:

- About Hope (our first feature film) opened in the box office top 20 and is currently available on Amazon Prime.
- Invest in a company, not a single project. Next film is in development along with 2 children shows.
- Distribution partners: Glass House Distribution, Vision Films, Nova Vento Entertainment, and more.
- Our productions are efficient and community supported which keeps our costs down. ( 1/4 the cost compared to average independent film)
- More than a stockholder, you have an insiders seat as part of the process from the pitch, to production and through distribution.
- Our projects are infused with faith. They bring a message of hope, truth, & redemption to the world.
- Faith Market is a growing segment and has great potential for crossover to a wider audience.

## Historical Results of Operations

Our company was organized in November 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $6,245 compared to the year ended December 31, 2019, when the Company had revenues of $0.
- *Assets.* As of December 31, 2020, the Company had total assets of $141,490, including $5,984 in cash. As of December 31, 2019, the Company had $0 in total assets, including $0 in cash.
- *Net Loss.* The Company has had net losses of $12,206 and net losses of $600 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $153,573 for the fiscal year ended December 31, 2020, and $600 for the fiscal year ended December 31, 2019.

## Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

## Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 4 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

## Runway & Short/Mid Term Expenses

Creator Films Inc cash in hand is $33,561, as of March 2022. Over the last three months, revenues have averaged $9,000/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $6,500/month, for an average net margin of $2,500 per month. Our intent is to be profitable in 36 months.

There are no changes. Our expenses are still minimal and related to legal expenses for the startup of the company. Our monthly expenses are limited to web site and occasional legal fees for startup costs. In the event reserves are expired the founders will make additional funds available.

We have begun distribution of our first product and expect to see the beginnings of revenue from exhibition and sales. As a fresh startup we will be relying on funds raised to produce additional projects and market them to increase brand recognition and direct sales. The next 3-6 months will be spent investing in branding and marketing for our first product, "False Hopes" a romantic comedy.

We are not currently profitable. We anticipate that we will grow our revenue streams over the course of the next 3 years and achieve profitability by 2025. We will need to raise additional funding to produce the next series of projects. Total amount needed to fund those projects will be between $1-3 Million. Raising of funds will be done primarily through partnerships with distribution platforms and development partners. We will make additional offerings available through crowdfunding over the next 3 years as well.

We have some revenues beginning to come in from our first film and will be building revenue streams from our online presence and short animation projects. In addition to this we have partnered with other companies and non-profits to produce content in partnership with them. This allows us to build brand awareness while receiving revenues to cover production and operations.

We also have short term loans that have been made available.

Any projections in the above narrative are forward-looking and not guaranteed.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

# FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, David D. Dietrich, certify that:

(1) the financial statements of Creator Films Inc included in this Form are true and complete in all material respects ; and

(2) the tax return information of Creator Films Inc included in this Form reflects accurately the information reported on the tax return for Creator Films Inc filed for the most recently completed fiscal year.

*David D. Dietrich*
President

# OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the

Company and approved by Wefunder Inc., and the identify of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include: (a) a description of the material content of such information; (b) a description of the format in which such disclosure is presented; and (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

# ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://creatorfilms.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

# APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

    Financials 1
    Financials 2

Appendix D: Director & Officer Work History

    Brad Pettijohn
    Cynthia Mitchell
    Cynthia Monroe
    David D. Dietrich
    Mark Daniels
    Michael Klein
    Tim "Doc" Marranville
    Vicky Dawson

Appendix E: Supporting Documents

# Signatures

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Early Bird Creator Films Early Bird Subscription Agreement

    Creator Films Subscription Agreement

Appendix C: Financial Statements

    Financials 1

    Financials 2

Appendix D: Director & Officer Work History

    Brad Pettijohn

    Cynthia Mitchell

    Cynthia Monroe

    David D. Dietrich

    Mark Daniels

    Michael Klein

    Tim "Doc" Marranville

    Vicky Dawson

Appendix E: Supporting Documents

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

Creator Films Inc

By

*David D. Dietrich*

Founder / President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

*Cynthia Mitchell*

CEO

3/24/2022

*Tim Maranville*

Board Member

3/21/2022

*David Dietrich*

Founder / President

3/18/2022

*Michael Klein*

CFO

3/11/2022

Cynthia L Monroe
_____
Director
3/9/2022

Vicky Dawson
_____
Actress
3/9/2022

David D. Dietrich
_____
Founder / President
3/8/2022

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.